April 2, 2010

Ms. Linda van Doorn

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington D.C., 20549-0305

U.S.A.

Dear Ms. van Doorn:

We are writing regarding your letter dated March 29, 2010 setting forth questions relating to decisions and determinations we made for the accounting for our repurchase agreements, securities lending transactions and certain other transactions. We have begun the process of gathering information for the purpose of preparing our response to your letter. We will respond as soon as practicable, but at this time we do not yet have sufficient information to estimate the time for submitting our response letter. As soon as we are able to do so, we will report back to you. Thank you for your kind understanding, and please feel free to contact us if you have any questions regarding the above.

Very truly yours,

/s/ Masafumi Nakada
Masafumi Nakada
Senior Managing Director
and Chief Financial Officer
Nomura Holdings, Inc.

cc:	Jonathan Wiggins
(Division of Corporation Finance
Securities and Exchange Commission)

Izumi Akai
(Sullivan & Cromwell LLP)